Mail Stop 3561

      August 2, 2005

Robert P. Farrell
Chief Executive Officer
Sagamore Holdings, Inc.
33 Wood Avenue South, Suite 600
Iselin, New Jersey  08830

	RE:  	Sagamore Holdings, Inc.
      Amendment No. 3 to Form SB-2
      Filed July 28, 2005
      File No. 333-122822

Dear Mr. Farrell:

      We have reviewed your amended Form SB-2 and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your disclosure on page one that you recently entered into a forbearance agreement with Comerica Bank to extend the maturity date of your revolver under the credit facility from July 1, 2005 to
August 1, 2005. Please revise your disclosure, in the summary, risk factors and management`s discussion and analysis, to indicate whether you have further extended the maturity date, and, if you have not, what your financial obligations are to Comerica Bank, Jaco and any other lenders, in light of the outstanding balance under the facility, the facility`s maturity date and your default that apparently has not been waived.

In addition, if you have not further extended the maturity date or replaced the facility, then include a risk factor that discusses the investment risk to holders of your common stock in the event that you liquidate your business; we note on page one you mention liquidation of your business as a possibility.

Management`s Discussion and Analysis, page 22

Overview, page 22
2. If your credit facility has matured, please accordingly revise your disclosure of how you intend to meet your financial obligations over the next twelve months.
3. We note your response to our prior comment one, but, given that you still indicate reliance on "cash flows from operating activities that [management] expects" to meet your financial obligations through
April 2006, please describe the level of cash flows from operating activities that management expects and the basis for such expectation. For example, if management expects that increased cash flows over the next year are necessary (as compared to the last completed fiscal year) to meet its financial obligations, describe the magnitude of the increase necessary and why management believes it is possible for the company to attain such cash flow levels.

Results of Operations, page 24

4. We note your response to our prior comment two. Disclose, in your discussion of results of operations within management`s discussion and analysis and within the notes to the financial statements of Nexus, the amount and timing of and reasons for each of the inventory obsolescence charges. In addition, confirm for us that these charges are included within "cost of sales" in your statement of operations.

Where You Can Find More Information, page 45
5. Please revise to include the current address of our public reference room in Washington, D.C. at 100 F. Street, N.E.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Kenya Wright, Staff Accountant, at (202) 551-3373, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff
Attorney, at (202) 551-3359, or me, at (202) 551-3810, with any questions.


								Sincerely,



								Larry Spirgel
								Assistant Director

cc:	via facsimile (305-358-7095)
      Clayton Parker, Esq.
	Kirkpatrick & Lockhart Nicholson Graham LLP

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Mr. Farrell
Sagamore Holdings, Inc.
August 2, 2005
Page 3